

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 14, 2017

Mr. Charles Stewart
Chief Financial Officer
Altice USA, Inc.
1111 Stewart Avenue
Bethpage, NY 11714

>   **Re: Altice USA, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed April 11, 2017**
>   **File No. 333-217240**

Dear Mr. Stewart:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Unaudited Pro Forma Consolidated Financial Information

Unaudited Pro Forma Consolidated Statement of Operations, pages 69 and 72

1.   Revise your pro forma earnings per share data to give effect to the number of shares that will be issued in the Organizational Transactions but not in the Offering. Disclose in a sufficiently detailed footnote your computation of pro forma shares outstanding.

You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-381 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Richard Alsop, Esquire
    Shearman & Sterling LLP